

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2020

Gustavo Pimenta
Executive Vice President and Chief Financial Officer
AES CORP
4300 Wilson Boulevard, Suite 1100
Arlington, Virginia 22203

>**Re: AES CORP**
>**Form 10-K for the Fiscal Year Ended December 31, 2019**
>**Filed February 28, 2020**
>**Item 2.02 Form 8-K filed May 7, 2020**
>**File No. 001-12291**

Dear Mr. Pimenta:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation